March 30, 2011

VIA ELECTRONIC TRANSMISSION
AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-6010
Attention:  Mr. Jerard Gibson

Re:	Preferred Apartment Communities, Inc.
Registration Statement on Form S-11
File No. 333-168407

Dear Mr. Gibson:

As the Representative of the proposed Underwriters, we wish to advise you that we hereby withdraw our letter submitted to the staff of the Securities and Exchange Commission dated March 28, 2010 requesting acceleration of the effective date of the above-referenced Registration Statement.

If you have any questions or comments regarding this request, please call Thomas G. Voekler, Esquire, of Hirschler Fleischer at (804) 771-9599.

Sincerely, WUNDERLICH SECURITIES, INC.

By:	/s/ Marty Gaia
Name: Marty Gaia
Title: Managing Director, Head of Equity Syndicate